EXHIBIT 12.1
ENTERPRISE GP HOLDINGS L.P.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

		Year Ended December 31,
		2006	2005	2004	2003	2002

Consolidated income		$99,499	$55,276	$29,778	$15,861	$7,351
Add:	Minority interest	495,474	353,642	229,607	91,079	89,956
	Provision for taxes	21,321	8,362	3,761	5,293	1,634
Less:	Equity in (income) loss of unconsolidated affiliates	(21,565)	(14,548)	(52,787)	13,960	(35,253)

Consolidated pre-tax income before minority interest and equity in income of unconsolidated affiliates		594,729	402,732	210,359	126,193	63,688
Add:	Fixed charges	316,340	283,374	174,312	151,338	111,141
	Amortization of capitalized interest	7,894	1,644	974	579	363
	Distributed income of equity investees	43,032	56,058	68,027	31,882	57,662

	Subtotal	961,995	743,808	453,672	309,992	232,854
Less:	Interest capitalized	(55,660)	(22,046)	(2,766)	(1,595)	(1,083)
	Minority interest	(4,000)	(2,863)	(6,586)	(79)	(927)

	Total earnings	$902,335	$718,899	$444,320	$308,318	$230,844

Fixed charges:
	Interest expense	$247,572	$249,002	$161,589	$140,806	$101,580
	Capitalized interest	55,660	22,046	2,766	1,595	1,083
	Interest portion of rental expense	13,108	12,326	9,957	8,937	8,478

	Total	$316,340	$283,374	$174,312	$151,338	$111,141

Ratio of earnings to fixed charges		2.85x	2.54x	2.55x	2.04x	2.08x

     These computations take into account our consolidated operations and the distributed income from our equity method investees. For purposes of these calculations, “earnings” is the amount resulting from adding and subtracting the following items.
Add the following, as applicable:
▪	consolidated pre-tax income before minority interest and income or loss from equity investees;

▪	fixed charges;

▪	amortization of capitalized interest;

▪	distributed income of equity investees; and

▪	our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges.
From the total of the added items, subtract the following, as applicable:
▪	interest capitalized;

▪	preference security dividend requirements of consolidated subsidiaries; and

▪	minority interest in pre-tax income of subsidiaries that have not incurred fixed charges.
     The term “fixed charges” means the sum of the following: interest expensed and capitalized; amortized premiums, discounts and capitalized expenses related to indebtedness; an estimate of interest within rental expenses; and preference security dividend requirements of consolidated subsidiaries.